Registration No. 333-170703

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) ☒

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or	(I.R.S. Employer
organization if not a U.S. national bank)	Identification no.)

60 WALL STREET
NEW YORK, NEW YORK	10005
(Address of principal	(Zip Code)
executive offices)

Deutsche Bank Trust Company Americas

Attention: Lynne Malina

Legal Department

60 Wall Street, 37th Floor

New York, New York 10005

(212) 250 — 0677

(Name, address and telephone number of agent for service)

CNH EQUIPMENT TRUST 2012-B

(Exact name of obligor as specified in its charter)

Delaware	45-6971245
(State or other jurisdiction	(IRS Employer Identification No.)
of incorporation or organization)

c/o Wilmington Trust Company	19890
1100 North Market Street	(Zip Code)
Wilmington, Delaware
(Address of principal executive offices)

Asset-Backed Notes

(Title of the indenture securities)

Item  1.                                                      General Information.

Furnish the following information as to the trustee.

(a)                                  Name and address of each examining or supervising authority to which it is subject.

Name	Address

Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)                                 Whether it is authorized to exercise corporate trust powers.

Yes.

Item  2.                                                      Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

Not Applicable

Item 3. -15.                                   Not Applicable

Item  16.                                                 List of Exhibits.

Exhibit 1 -

Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002 — Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 2 -	Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002 - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b)of the Act. - Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 7 -	The latest report of condition of Deutsche Bank Trust Company Americas dated as of March 31, 2012. Copy attached.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 7th day of June 2012.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Louis Bodi
	Name:	Louis Bodi
	Title:	Vice President

Exhibit 7

DEUTSCHE BANK TRUST COMPANY AMERICAS FFIEC 031 Legal Title of Bank Page RC-1 15 NEW YORK City NY 10005 State Zip Code FDIC Certificate Number: 00623 Consolidated Report of Condition for Insured Banks and Savings Associations for March 31, 2012 All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter. Schedule RC—Balance Sheet Dollar Amounts in Thousands RCFD Tril | Bil | Mil | Thou ASSETS 1. Cash and balances due from depository institutions (from Schedule RC-A): a. Noninterest-bearing balances and currency and coin (1) 0081 167,000 1.a b. Interest-bearing balances (2) 0071 1,390,000 1.b 2. Securities: a. Held-to-maturity securities (from Schedule RC-B, column A) 1754 0 2.a b. Available-for-sale securities (from Schedule RC-B, column D) 1773 609,000 2.b 3. Federal funds sold and securities purchased under agreements to resell: RCON a. Federal funds sold in domestic offices B987 155,000 3.a RCFD b. Securities purchased under agreements to resell (3) B989 9,500,000 3.b 4. Loans and lease financing receivables (from Schedule RC-C): a. Loans and leases held for sale 5369 0 4.a b. Loans and leases, net of unearned income B528 18,584,000 4.b c. LESS: Allowance for loan and lease losses 3123 90,000 4.c d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c) B529 18,494,000 4.d 5. Trading assets (from Schedule RC-D) 3545 4,289,000 5 6. Premises and fixed assets (including capitalized leases) 2145 50,000 6 7. Other real estate owned (from Schedule RC-M) 2150 13,000 7 8. Investments in unconsolidated subsidiaries and associated companies 2130 0 8 9. Direct and indirect investments in real estate ventures 3656 0 9 10. Intangible assets: a. Goodwill 3163 0 10.a b. Other intangible assets (from Schedule RC-M) 0426 45,000 10.b 11. Other assets (from Schedule RC-F) 2160 5,127,000 11 12. Total assets (sum of items 1 through 11) 2170 39,839,000 12 (1) Includes cash items in process of collection and unposted debits. (2) Includes time certificates of deposit not held for trading. (3) Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

DEUTSCHE BANK TRUST COMPANY AMERICAS FFIEC 031 Legal Title of Bank Page RC-1a 15a FDIC Certificate Number: 00623 Schedule RC—Continued Dollar Amounts in Thousands Tril | Bil | Mil | Thou LIABILITIES 13. Deposits: RCON a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I) 2200 18,643,000 13.a (1) Noninterest-bearing (1) 6631 13,250,000 13.a.1 (2) Interest-bearing 6636 5,393,000 13.a.2 RCFN b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule RC-E, part II) 2200 6,336,000 13.b (1) Noninterest-bearing 6631 2,105,000 13.b.1 (2) Interest-bearing 6636 4,231,000 13.b.2 14. Federal funds purchased and securities sold under agreements to repurchase: RCON a. Federal funds purchased in domestic offices (2) B993 4,315,000 14.a RCFD b. Securities sold under agreements to repurchase (3) B995 0 14.b 15. Trading liabilities (from Schedule RC-D) 3548 228,000 15 16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M) 3190 264,000 16 17. and 18. Not applicable 19. Subordinated notes and debentures (4) 3200 0 19 20. Other liabilities (from Schedule RC-G) 2930 1,371,000 20 21. Total liabilities (sum of items 13 through 20) 2948 31,157,000 21 22. Not applicable (1) Includes noninterest-bearing demand, time, and savings deposits. (2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.” (3) Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity. (4) Includes limited-life preferred stock and related surplus.

DEUTSCHE BANK TRUST COMPANY AMERICAS FFIEC 031 Legal Title of Bank Page RC-2 16 FDIC Certificate Number: 00623 RCFD Tril | Bil | Mil | Thou EQUITY CAPITAL Bank Equity Captal 23. Perpetual preferred stock and related surplus 3838 0 23 24. Common stock 3230 2,127,000 24 25. Surplus (excludes all surplus related to preferred stock) 3839 591,000 25 26. a. Retained earnings 3632 5,694,000 26.a b. Accumulated other comprehensive income (5) B530 26,000 26.b c. Other equity capital components (6) A130 0 26.c 27. a. Total bank equity capital (sum of items 23 through 26.c) 3210 8,438,000 27.a b. Noncontrolling (minority) interests in consolidated subsidiaries 3000 244,000 27.b 28. Total equity capital (sum of items 27.a and 27.b) G105 8,682,000 28 29. Total liabilities and equity capital (sum of items 21 and 28) 3300 39,839,000 29 Memoranda RCFD Number To be reported with the March Report of Condition. 1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2011 6724 1 M.1 1 - Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank 2 - Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately) 3 - Attestation on bank management’s assertion on the effectiveness of the bank’s internal control over financial reporting by a certified public accounting firm. 4 - Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority) 5 - Directors’ examination of the bank performed by other external auditors (may be required by state chartering authority) 6 - Review of the bank’s financial statements by external auditors 7 - Compilation of the bank’s financial statements by external auditors 8 - Other audit procedures (excluding tax preparation work) 9 - No external audit work RCON MM / DD To be reported with the March Report of Condition. 2. Bank’s fiscal year-end date 8678 12/31 M.2 (5) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments. (6) Includes treasury stock and unearned Employee Stock Ownership Plan shares.